UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIRYANET LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE

(Title of Class of Securities)

M97540104

(CUSIP Number)

Doron Feinberg, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97540104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clalit Capital Fund L.P. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,583* shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,583* shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,583* shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.70%

14.	Type of Reporting Person (See Instructions) PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*71,000 Ordinary Shares and warrants to purchase 1,583 Ordinary Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clalit Finance and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,583* shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,583* shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,583* shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.70%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*71,000 Ordinary Shares and warrants to purchase 1,583 Ordinary Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Venture Capital Fund L.P. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 76,964* shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,964* shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,964* shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*75,381 Ordinary Shares and warrants to purchase 1,583 Ordinary Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Venture Capital Fund Management Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 76,964* shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,964* shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,964* shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.86%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*75,381 Ordinary Shares and warrants to purchase 1,583 Ordinary Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Electronics Industries Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 143,511* shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 143,511* shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,511* shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.33%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*139,851 Ordinary Shares and warrants to purchase 3,660 Ordinary Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 354,937*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 354,937*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,937*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.18%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*130,801 Ordinary Shares and warrants to purchase 3,660 Ordinary Shares directly held by Clal Industries and in addition 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 427,519*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 427,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.88%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*134,461 Ordinary Shares and warrants held by Clal Industries and in addition 72,583 Ordinary Shares and warrants held by Clalit, 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 427,519*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 427,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.88%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*134,461 Ordinary Shares and warrants held by Clal Industries and in addition 72,583 Ordinary Shares and warrants held by Clalit, 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 427,519*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 427,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.88%

14.	Type of Reporting Person (See Instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*134,461 Ordinary Shares and warrants held by Clal Industries and in addition 72,583 Ordinary Shares and warrants held by Clalit, 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 427,519*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 427,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.88%

14.	Type of Reporting Person (See Instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*134,461 Ordinary Shares and warrants held by Clal Industries and in addition 72,583 Ordinary Shares and warrants held by Clalit, 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 427,519*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 427,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.88%

14.	Type of Reporting Person (See Instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*134,461 Ordinary Shares and warrants held by Clal Industries and in addition 72,583 Ordinary Shares and warrants held by Clalit, 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 427,519*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 427,519*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,519*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.88%

14.	Type of Reporting Person (See Instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*134,461 Ordinary Shares and warrants held by Clal Industries and in addition 72,583 Ordinary Shares and warrants held by Clalit, 76,964 Ordinary Shares and warrants held by CVC and 143,511 Ordinary Shares and warrants held by Clal Electronics.

This Amendment No. 1 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 1.00 per share, of Viryanet Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 1.00 per share (the “Ordinary Shares”), of Viryanet Ltd.  (the “Issuer”), an Israeli corporation whose principal executive offices are located at 8 Hamarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel.  The Ordinary Shares are traded only on the National Association of Securities Dealers Automated Quotation System (the “NASDAQ”).

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)                                  Clalit Capital Fund L.P. an Israeli limited partnership (“Clalit”), with its principal office at the Triangular Tower, 44rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clalit launches and develops new companies, providing them with strategic and managerial guidance. Clalit’s general partner is Clalit Finance and Investments Ltd. Clalit owns directly Ordinary Shares of the Issuer.

(2)                                  Clalit Finance and Investments Ltd., an Israeli corporation (“Clalit Finance”), with its principal office at the Triangular Tower, 44rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clalit Finance is the general partner of Clalit and is a wholly owned subsidiary of IDB Development Corporation Ltd.

(3)                                  Clal Venture Capital L.P. an Israeli limited partnership, (“CVC”), with its principal offices at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. CVC launches and develops new companies in the fields of life sciences, semiconductor equipment, software, image processing and telecommunications. CVC’s general partner is Clal Venture Capital Fund Management Ltd. CVC owns directly Ordinary Shares of the Issuer.

(4)                                  Clal Venture Capital Fund Management Ltd., an Israeli corporation (“Clal Venture Capital”), with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Venture Capital is the general partner of CVC and is owned in equal parts (33.3%) by Clal Industries and Investments Ltd., Clal Electronics, and Clal Issuing Ltd. (a wholly owned subsidiary of IDB Development Corporation Ltd. through its wholly owned subsidiary).

(5)                                  Clal Electronics Industries Ltd., an Israeli corporation, (“Clal Electronics”)  with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Electronics is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area. Clal Electronics owns directly Ordinary Shares of the Issuer.

(6)                                  Clal Industries and Investments Ltd. an Israeli public corporation ("Clal Industries"), with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. Clal Electronics has been controlled by Clal Industries and as of May 19, 2003, Clal Industries owned all the outstanding shares of Clal Electronics. Clal Industries owns directly Ordinary Shares of the Issuer. By reason of Clal Industries’s control of CVC and Clal Electronics, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by CVC and Clal Electronics.

(7)                                  IDB Development Corporation Ltd.,  an Israeli public corporation ("IDB Development"), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003 IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries. By reason of IDB Development’s control of Clal Industries and Clalit, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Industries, Clal Electronics, CVC and Clalit.

(8)                                  IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of Clal Industries and Clalit, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Industries, Clal Electronics, CVC and Clalit.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (8) above:
(9) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(10) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(11) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(12) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman,

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and Clal.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and Clal.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed;

and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clalit, CVC, Clal Electronics and Clal Industries.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Industries, (ii) Clal Electronics, (iii) Clalit Finance, (iv) Clal Venture Capital, (v) IDB Holding and  (vi) IDB Development are set forth in Exhibits A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference.

(d)                                 None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C, D, E and F to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)                                  None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C, D, E and F to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (9), (10), (11) and (12) above are citizens of Israel.
Item 3.	Source and Amount of Funds or Other Consideration

(1)                                  Prior to the Issuer’s initial public offering on September 19, 2000, Clalit owned 820,833 Ordinary Shares (which number of shares includes 15,833 additional shares of the Issuer which Clalit may have been purchased pursuant to Warrants. The Warrants attached as exhibits 22 and 23 and incorporated herein by reference), CVC owned 769,647 Ordinary Shares (which number of shares includes 15,833 additional shares of the Issuer which CVC may have been purchased pursuant to Warrants. The Warrants attached as exhibits 20 and 21 and incorporated herein by reference), Clal Electronics owned 844,612 Ordinary Shares (which number of shares includes 36,602 additional shares of the Issuer which Clal Electronics may have been purchased pursuant to a Warrant. The Warrant attached as exhibit 19 and incorporated herein by reference) and Clal Industries owned 844,612 Ordinary Shares (which number of shares includes 36,602 additional shares of the Issuer which Clal Industries may have been purchased pursuant to a Warrant. The Warrant attached as exhibit 18 and incorporated herein by reference).

On September 19, 2000, the day of the Issuer’s initial public offering, Clal Industries and Clal Electronics each purchased 500,000 Ordinary Shares of the Issuer at the price of $8.00 per share in the public offering. The cost of these Ordinary Shares was funded from the working capital of Clal Industries and Clal Electronics.

On various dates from November 14, 2000 through December 11, 2000, Clal Electronics purchased an aggregate of 90,500 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $4.375 to $5.125 per share.  The cost of the 90,500 Ordinary Shares was funded from the working capital of Clal Electronics.

On May 1, 2002, the Issuer made a reverse stock split on basis of the rate of 1:10.

(2) On various dates from March 15, 2003 through May 19, 2003, Clalit sold an aggregate of 7,500 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $0.82 to $0.83 per share.

Item 4.	Purpose of Transaction

The Ordinary Shares acquired by Clal Industries and Clal Electronics were purchased for investment purposes and to protect the ability of the Reporting Persons to continue to influence the policies of the Issuer and to assure that any extraordinary corporate transactions involving the Issuer would be made with fair consideration given to the interests of the Reporting Persons. The Reporting Persons may seek to use their influence to prevent, or modify the terms of any extraordinary transactions involving the Issuer or any of subsidiaries, such as a recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of the Issuer or the composition of its Board of Directors or dividend policies which the Reporting Persons believe are not in the interest of the Issuer or their interests as substantial investors in the Issuer. The Reporting Persons have no plan or proposals which would result in, or are designed to prevent or modify the terms of, any of the types of extraordinary transactions described above.

The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer
(1) As of February 1, 2001:

The following table sets forth the purchases of Ordinary Shares made by Clal Electronics from November 14, 2000 through December 11, 2000.  All such purchases were made in open market transactions on the NASDAQ:

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share

November 14, 2000	5,000	$5.125
November 16, 2000	2,500	$5.000
November 17, 2000	5,000	$5.000
November 20, 2000	10,000	$5.000
November 21, 2000	7,500	$5.000
November 22, 2000	7,500	$5.000
November 22, 2000	5,000	$4.938
November 22, 2000	2,500	$4.875
November 27, 2000	5,000	$5.000
November 30, 2000	2,000	$4.375
November 30, 2000	1,500	$4.625
December 1, 2000	7,000	$4.938
December 4, 2000	14,000	$5.000
December 4, 2000	6,000	$4.938
December 11, 2000	10,000	$4.938

Information provided at the time to such Reporting Persons indicated that, except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since September 19, 2000, the day of the Issuer's initial public offering.

IDB Holding and IDB Development may have been deemed to share the power to vote and dispose of the 4,370,204 Ordinary Shares, held by Clal Industries, Clal Electronics, CVC and Clalit (which number of shares included 104,870 additional shares of the Issuer which Clal Industries, Clal Electronics, CVC and Clalit may have been purchased pursuant to Warrants), constituting approximately 20.07% of the Ordinary Shares.

Clalit beneficially owned 820,833 Ordinary Shares (which number of shares included 15,833 additional shares of the Issuer which Clalit may have been purchased pursuant to a Warrant), constituting approximately 3.77% of the Ordinary Shares.  Clalit and Clalit Finance, the general partner of Clalit, shared the power to vote and dispose of these Ordinary Shares.

CVC beneficially owned 769,647 Ordinary Shares (which number of shares included 15,833 additional shares of the Issuer which CVC may have been purchased pursuant to a Warrant), constituting approximately 3.54% of the Ordinary Shares.  CVC and Clal Venture Capital, the general partner of CVC, shared the power to vote and dispose of these Ordinary Shares.

Clal Electronics directly owned 1,435,112 Ordinary Shares (which number of shares included 36,602 additional shares of the Issuer which Clal Electronics may have been purchased pursuant to a Warrant), constituting approximately 6.59% of the Ordinary Shares. Clal Electronics shared the power to vote and dispose of these Ordinary Shares.

Clal Industries directly owned 1,344,612 Ordinary Shares (which number of shares included 36,602 additional shares of the Issuer which Clal Industries may have been purchased pursuant to a Warrant), constituting approximately 6.18% of the Ordinary Shares and may have been deemed to beneficially own a total of 3,549,371 Ordinary Shares (which number of shares included the 1,435,112 Ordinary Shares and warrants held by Clal Electronics and 769,647 Ordinary Shares and warrants held by CVC) constituting approximately 16.30% of the Ordinary Shares.  Clal Industries shared the power to vote and dispose of these Ordinary Shares.

Information provided at the time to such Reporting Persons indicated that none of the executive officers and directors of IDB Holding, IDB Development, Clal Industries, Clal Electronics, Clalit Finance and Clal Venture Capital purchased or sold any Ordinary Shares since July 20, 2000.

The Issuer advised at the time such Reporting Persons that there were 21,664,673 Ordinary Shares outstanding as of February 1, 2001. The percentages of Ordinary Shares outstanding set forth above in this Section (1) are based on 21,769,543 Ordinary Shares, consisting of the 21,664,673 Ordinary Shares outstanding and the 104,870 Ordinary Shares issuable upon exercise of the Warrants.

(2) As of May 19, 2003:
The following table sets forth the sales of Ordinary Shares made by Clalit from March 15, 2003 through May 19, 2003. All such sales were made in open market transactions on the NASDAQ:

Date of Transaction	Number of Ordinary Shares Sold	Price Per Ordinary Share

May 15, 2003	100	$0.82
May 15, 2003	100	$0.82
May 15, 2003	100	$0.82
May 15, 2003	500	$0.82
May 15, 2003	500	$0.82
May 15, 2003	1,000	$0.82
May 15, 2003	2,000	$0.82
May 15, 2003	400	$0.82
May 15, 2003	100	$0.82
May 15, 2003	100	$0.82
May 15, 2003	100	$0.82
May 19, 2003	2,100	$0.83
May 19, 2003	100	$0.83
May 19, 2003	300	$0.83

Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since March 15, 2003.

IDB Holding, IDB Development and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 427,519 Ordinary Shares, held by Clal Industries, Clal Electronics, CVC and Clalit (which number of shares includes 10,487 additional shares of the Issuer which Clal Industries, Clal Electronics, CVC and Clalit may purchase pursuant to Warrants), constituting approximately 15.88% of the Ordinary Shares.

Clalit beneficially owned 72,583 Ordinary Shares (which number of shares includes 1,583 additional shares of the Issuer which Clalit may purchase pursuant to Warrants), constituting approximately 2.70% of the Ordinary Shares.  Clalit and Clalit Finance, the general partner of Clalit, share the power to vote and dispose of these Ordinary Shares.

CVC beneficially owned 76,964 Ordinary Shares (which number of shares includes 1,583 additional shares of the Issuer which CVC may purchase pursuant to Warrants), constituting approximately 2.86% of the Ordinary Shares.  CVC and Clal Venture Capital, the general partner of CVC, share the power to vote and dispose of these Ordinary Shares.

Clal Electronics directly owned 143,511 Ordinary Shares (which number of shares includes 3,660 additional shares of the Issuer which Clal Electronics may purchase pursuant to a Warrant), constituting approximately 5.33% of the Ordinary Shares. Clal Electronics shares the power to vote and dispose of these Ordinary Shares.

Clal Industries directly owned 134,461 Ordinary Shares (which number of shares includes 3,660 additional shares of the Issuer which Clal Industries may purchase pursuant to a Warrant), constituting approximately 4.99% of the Ordinary Shares and may be deemed to beneficially own a total of 354,937 Ordinary Shares (which number of shares includes the 143,511 Ordinary Shares and warrants held by Clal Electronics and 76,964 Ordinary Shares and warrants held by CVC) constituting approximately 13.18% of the Ordinary Shares.  Clal Industries shares the power to vote and dispose of these Ordinary Shares.

The Reporting Persons have been informed that none of the executive officers and directors of IDB Holding, IDB Development, Clal Industries, Clal Electronics, Clalit Finance and Clal Venture Capital have purchased or sold any Ordinary Shares since March 15, 2003.

Based on information furnished to the Reporting Persons, Mr. Yeoshua Agassi, the Executive Vice President of Clal Industries, hold options for 3,750 Ordinary Shares which are exercise within 60 days after May 19, 2003.

The Issuer advised the Reporting Persons that there were 2,681,733 Ordinary Shares outstanding as of March 31, 2003. The percentages of Ordinary Shares outstanding set forth in this Section (2) are based on 2,692,220 Ordinary Shares, consisting of the 2,681,733 Ordinary Shares outstanding and the 10,487 Ordinary Shares issuable upon exercise of the Warrants.

Item 6.	Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Exhibits 1, 2, 3, 4, 5 and 6

Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal Industries , (2) Clal Electronics, (3) Clalit Finance, (4) Clal Venture Capital, (5) IDB Holding and (6) IDB Development.

Exhibit 7-	Agreement dated June 30, 2003, between Clalit and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clalit.

Exhibit 8-	Agreement dated June 30, 2003, between Clalit Finance and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clalit Finance.

Exhibit 9-	Agreement dated June 22, 2003, between CVC and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of CVC.

Exhibit 10-	Agreement dated June 22, 2003, between Clal Venture Capital and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Venture Capital.

Exhibit 11-	Agreement dated June 22, 2003, between Clal Electronics and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Electronics.

Exhibit 12-	Agreement dated June 22, 2003, between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Industries.

Exhibit 13-	Agreement dated June 23, 2003, between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 14-	Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Dankner.

Exhibit 15 -	Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 16 -	Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 17 -	Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 18-	Warrant dated June 30, 1999, between Clal Industries and the Issuer to purchase up to an aggregate of 36,602 Ordinary Shares of the Issuer.

Exhibit 19-	Warrant dated June 30, 1999, between Clal Electronics and the Issuer to purchase up to an aggregate of 36,602 Ordinary Shares of the Issuer.

Exhibit 20-	Warrant dated April 11, 2000, between CVC and the Issuer to purchase up to an aggregate of 12,500 Ordinary Shares of the Issuer.

Exhibit 21-	Warrant dated February 27, 1998 between CVC and the Issuer to purchase up to an aggregate of 3,333 Ordinary Shares of the Issuer.

Exhibit 22-	Warrant dated April 11, 2000, between Clalit and the Issuer to purchase up to an aggregate of 12,500 Ordinary Shares of the Issuer.

Exhibit 23-	Warrant dated February 27, 1998 between Clalit and the Issuer to purchase up to an aggregate of 3,333 Ordinary Shares of the Issuer.

Signature

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: June 30, 2003,

CLALIT CAPITAL FUND L.P.
CLALIT FINANCE AND INVESTMENTS LTD.
CLAL VENTURE CAPITAL FUND L.P.
CLAL VENTURE CAPITAL FUND MANAGEMENT LTD.
CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

By:	IDB HOLDING CORPORATION LTD.

By:	(Signed)

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clalit Capital Fund L.P., Clalit Finance and Investments Ltd., Clal Venture Capital Fund L.P., Clal Venture Capital Fund Management Ltd., Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 7-17 to this Schedule 13D.